The stockholders of the Brookfield Global Listed Infrastructure Income Fund Inc. voted on the following proposals at a stockholder meeting on May 19, 2016. The description of the proposal and number of shares voted are as follows:

                               Shares Voted     Shares Voted    Shares Voted
                                    For            Against         Abstain
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1. To elect to the Fund's
   Board of Directors
   Edward A. Kuczmarski         10,898,416         219,933         119,721
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2. To elect to the Fund's
   Board of Directors
   Stuart A. McFarland          10,922,927         196,761         118,383
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